Callaway Golf Company
2180 Rutherford Road
Carlsbad, CA 92008

August 16, 2018

Via Edgar

Ms. Melissa Gilmore
Division of Corporation Finance
Office of Transportation and Leisure
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Callaway Golf Company
Form 10-K for the Year Ended December 31, 2017
Form 10-Q for the Quarter Ended March 31, 2018
File No. 001-10962

Dear Ms. Gilmore:

We are writing in response to your letter dated August 6, 2018 (the “Comment Letter”) setting forth comments of the Staff (the “Staff”) of the Securities and Exchange Commission relating to the above referenced filings of Callaway Golf Company (the “Company”). Pursuant to your voicemail message on August 14, 2018, we respectfully request an extension of an additional ten business days for the Company to respond to the Comment Letter. As such, the Company intends to submit its response to the Comment Letter on or before September 4, 2018.

Thank you for your consideration.

Very truly yours,

/S/ BRIAN P. LYNCH
Brian P. Lynch Senior Vice President, Chief Financial Officer, General Counsel and Corporate Secretary

Callaway Golf Company 2180 Rutherford Road Carlsbad, CA 92008-7328 T (760) 931 1771